New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

March 3, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated February 11, 2011. We have set forth your comments followed by the Company's response. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on January 14, 2011 as well as a supplemental response to Comments 6 and 54 below.

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

  We have revised disclosure throughout the Registration Statement and formulated this letter in response to this comment.

2.
Please update all disclosure to the latest practical date to include your most recent financial information, and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.

  We have updated disclosure throughout the Registration Statement to the latest practical date, have included our most recent financial information in the Registration Statement and have reduced the number of blanks throughout the Registration Statement in response to this comment. Other blanks will be filled in prior to the date of effectiveness of the Registration Statement as such information becomes available, other than pricing information under Rule 430A which will be completed in the final prospectus.

3.
We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

  We will provide sufficient time for you to review and process the amended Registration Statement after we have provided a price range and related pricing information.

4.
Please advise us regarding the status of your application to list on the New York Stock Exchange.

  The Company has received preliminary clearance from the New York Stock Exchange ("NYSE") and is currently working with the NYSE to finalize its listing application and receive final approval to list. We will provide a copy of the NYSE letter confirming that the Company's common shares have been approved for listing promptly prior to effectiveness and promptly after our receipt of that letter.

5.
Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

  We will furnish supplementally a copy of the FINRA letter referenced in this comment promptly after our receipt of that letter, or will otherwise request FINRA telephone you directly to confirm the referenced information.

6.
Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims, among others:

•
"[Ghana] scores well among its peers on various measures of corruption, ranking 62nd out of 178 countries in Transparency International's 2010 Corruption Perceptions Index, vastly ahead of each of its peers according to a peer group selected by Standard & Poor's. Ghana is also the highest ranked among such peer group in the World Bank's Doing Business 2011 report, at fifth out of 46 sub-Sahara African countries included in such report." (Pages 4, 77, and 84.)

•
"This 42-month timeline from discovery to first oil [from the Jubilee Field] is a record for a deepwater development at this water depth in West Africa." (Pages 3 and 4.)

•
"This development timeline from discovery to first oil is significantly less than the industry average of seven to ten years and is a record for a deepwater development at this water depth in West Africa." (Pages 7 and 87.)

•
"[The Jubilee Field] was one of the largest oil discoveries worldwide in 2007 and the largest find offshore West Africa in the last decade." (Pages 4, 79, and 84.)

•
"The compound annual growth rate of oil reserves from 1989 to 2009 in Africa was 1.4% and from 1999 to 2009 was 2.1%." (Page 75.)

•
"According to African Business Review, although Africa is estimated to only have approximately 10% of the world's proven oil reserves, by 2025 it will provide an estimated 25% of North America's oil imports." (Page 75.)

•
"According to Wood Mackenzie, during 2009, Cameroon produced 74,000 bopd, a reduction of 56% from its peak oil production of 167,600 bopd (which was achieved in 1986)." (Page 80.)

•
"According to Wood Mackenzie, during 2009, Morocco produced less than 100 boepd." (Page 82.)

•
"Members of our management and senior technical team...[have] been involved in discovering and developing over five Bboe." (Pages 85-86 and 88.)

•
"The Cusianai/Cupiagua fields...are estimated by Wood MacKenzie to hold approximately 1,700 Mmboe of reserves on a combined basis." (Page 89.)

  •
  "The Ceiba and North Block G Complex are estimated by Wood MacKenzie to hold approximately 525 Mmboe of reserves." (Page 89.)

  •
  "Triton's Malaysia—Thailand Joint Development Area discoveries...are estimated by Wood MacKenzie to hold approximately 950 Mmboe of reserves." (Page 89.)

  •
  "...world oil consumption in 2009 decreased to 84.1 million bopd from 85.2 million bopd in 2008 as a result of the global economic downturn that began in late 2007." (Page 107.)

  •
  "[T]he International Energy Agency ('IEA') projects demand for oil to be up in 2010 and 2011, at 86.6 million bopd and 87.9 million bopd, respectively." (Page 107.)

  The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

  We have provided, under separate cover, support for the above-mentioned claims made throughout the Registration Statement and information regarding whether such source material is publicly available or whether compensation has been paid in return for the receipt of such information.

7.
Please monitor the need to provide updated financial information in accordance with Item 3-12 of Regulation S-X.

  We have revised the disclosure to provide updated financial information in accordance with Item 3-12 of Regulation S-X.

New Ventures group focused on expanding our high-quality asset portfolio, page 5

8.
It is not clear to us where in the prospectus you discuss your "high-impact new venture acquisition program." Please advise.

  We have revised the disclosure in response to this comment. See pages 85 and 86.

Prospectus Summary, page 1

9.
Balance the presentation of your Competitive Strengths in the Summary by highlighting some of the risks associated with your strategy and operations. You currently have a one sentence cross-reference to your Risk Factors. Also, explain to us why you believe it appropriate to have detailed information about Discovery Information, Ghana Information and Prospect Information in the Summary rather than in the Business section.

  We have revised the disclosure in the "Prospectus Summary—Competitive Strengths" subsection of the Registration Statement in response to this comment. See page 12.

  We have moved the table under the "Prospectus Summary—Ghana Well Information" subsection of the Registration Statement to the Business section in response to this comment. However, we believe the subsections "Discovery Information" and "Prospect Information" summarize important information regarding our asset portfolio and provide investors with the key data necessary to understand and value the Company. These subsections conveniently outline the characteristics of the Company's properties where it has discovered hydrocarbons, as well as the characteristics of the Company's properties where it expects to focus its search for hydrocarbons. Accordingly, we believe it is appropriate to continue to include these subsections under "Prospectus Summary."

Our History, page 4

10.
Explain, or provide a cross-reference, as to why the sale to ExxonMobil was terminated.

  We have revised the disclosure in response to this comment. See page 4.

Risk Factors, page 19

11.
Please ensure that your risk factors are tailored to your particular risks. For instance, you state at page 36, "Increased costs of capital could adversely affect our business." This risk factor could apply to any company. Similarly, you state at page 42, "Our business could be affected by recent health care reform and potential federal tax consequences." However, you also indicate that you are not aware of any material impact to your business. If you cannot articulate a material risk, please remove the risk factor.

  We have deleted these two risk factors in response to this comment.

12.
Please eliminate language which mitigates the risks you discuss, such as clauses beginning with the word "while." For example, in the middle of page 21, where you discuss the prospect that you will not declare discoveries in time to retain your exploration and production rights, you qualify that risk with the following statement: "While we expect that our current drilling schedule will enable us to retain the rights to develop the prospects we have identified in this prospectus under the agreements currently in place (or, with respect to the Boujdour Offshore Block, expected to be entered shortly)..." Similarly, on page 26, where you discuss the prospect that you may be unable to raise additional capital, you mitigate the disclosure with the following statement: "While we believe our operations, upon the consummation of this offering, will be adequately funded through early 2013..." These examples are not exclusive; please review your entire "Risk Factors" section in light of this comment.

  We have revised the risk factors disclosure in response to this comment. See pages 18, 19, 20, 21, 23, 29, 30, 31 and 32.

The present value of future net revenues from our proved reserves..., page 24

13.
We note your statement that if oil prices decline by $1.00 per bbl, your PV-10 as of June 30, 2010 would decrease by approximately $23.0 million. Please tell us how investors are to interpret this statement as you appear to have not provided a definition of PV-10 in this area of your document, nor have you provided any indication of how your standardized measure would be impacted.

  We have revised the disclosure in response to this comment. We have also expanded the discussion of the Company's PV-10 and Standardized Measure under "Business—Our Reserves" and provided a cross-reference to this discussion. See pages 22 and 103.

Our operations could be adversely impacted by our block partner..., page 38

14.
We note your disclosure at page 38 captioned, "Our operations could be adversely impacted by our block partner, whose affiliate is involved in the Macondo Gulf of Mexico oil spill." Please identify the block partner and the affiliate.

  We have revised our disclosure in response to this comment. See page 35.

Selected Historical and Pro Forma Financial Information, page 56

15.
We note your presentation of pro forma net loss and pro forma balance sheet information giving effect to the corporate reorganization prior to the impact of your initial public offering. Please tell us how you considered also presenting similar pro forma information on the face of your historical financial statements.

  We have added a template on the face of the income statement and balance sheet that will be used to provide the pro forma information in a future amendment to the Registration Statement in response to this comment once an estimated offering price range has been determined. See pages F-3, F-4, F-36 and F-37.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

General and Administrative, page 60

16.
We note your disclosure that "we expect to incur certain non-recurring expenses related to the offering in the quarter in which the offering occurs, including a $15.0 million payment that is payable upon successful completion of an initial public offering." Please expand your disclosure here and elsewhere as applicable, to quantify the expected amount of expenses related to the offering, and explain in further detail the nature of the $15 million payment, and to whom the $15 million is payable.

  We have revised the disclosure concerning the expected amount of expenses related to this offering in response to this comment by providing a cross-reference to disclosure concerning expenses related to the offering in the "Underwriting" section. See pages 57.

  The $15.0 million payment is a one-time non-recurring payment tied to the completion of the Company's initial public offering. Accordingly, we believe the identity of the recipient of this payment is not material to an investor's decision to purchase the Company's securities. In addition, the Company is subject to certain confidentiality provisions that restrict its ability to voluntarily disclose the identity of the payee. The Company has recorded this expense in its audited financial statements as of and for the year ended December 31, 2010 included in the Registration Statement as the Company believes a Qualified Public Offering (as defined in Kosmos Energy Holdings' current operating agreement) is probable and accordingly we have deleted the reference to this payment in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Registration Statement.

Liquidity and Capital Resources, page 65

17.
We note your disclosure that your credit facilities are subject to certain debt covenants. Please expand your disclosure to describe how to calculate each debt covenant ratio. As part of your response, please tell us whether you were in compliance with your covenants as of your latest balance sheet date. Similar concerns apply to your disclosures on page F-18.

  We have revised the disclosure regarding the calculation of the ratios included in the financial covenants of the Company's commercial debt facilities in response to this comment. See pages 62 and F-21.

  At December 31, 2010, the Company was in compliance with all of the financial covenants under its commercial debt facilities.

Contractual Obligations, page 69

18.
We note from your disclosure that the long-term debt you present in the table does not include the related interest payments. Please tell us how you considered footnote 46 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  We have revised the disclosure in response to this comment. See page 65.

Interest Rate Risk, page 74

19.
You indicate that if the LIBOR rate increased by 10%, you estimate your net liability for interest rate swaps would decrease approximately $9.7 million. You also indicate that if the LIBOR rate decreased by 10%, you estimate the liability would increase to approximately $11.9 million (i.e. an increase of approximately $1.1 million). Your disclosure appears to indicate a 10% increase in LIBOR results in an approximate 90% decrease in your net liability whereas a 10% decrease in LIBOR results in only an approximately 18% increase in your net liability. Please explain to us why this is the case and revise your disclosure to make the quantitative changes comparable.

  We note there was a clerical error in the disclosure on this point. The paragraph should have read: "If the LIBOR rate increased by 10%, we estimate the liability would decrease to approximately $9.7 million, and if the LIBOR rate decreased by 10%, we estimate the liability would increase to approximately $11.9 million." This correction makes the quantitative changes comparable. We have revised the disclosure in response to this comment (after updating the date presented to December 31, 2010). See page 70.

Business, page 84

20.
We note your disclosure regarding your phased development strategy, including your assertion at page 87 that "a phased development strategy provides for first oil production earlier than what would otherwise be possible using traditional development techniques, which are disadvantaged by more time-consuming, costly and sequential appraisal and pre-development activities." Please define this strategy in greater detail and describe the appraisal and pre-development activities which you chose to postpone or forgo.

  We have revised the disclosure in response to this comment. See pages 5, 81 and 83.

Our Reserves, page 104

21.
We note your disclosure that your PV-10 and your standardized measure were equal at June 30, 2010 because you were a Cayman company not subject to entity level taxation. However, we note your treatment of taxation in your standardized measure here appears to differ from that presented in the notes to your consolidated financial statements on page F-64. In this regard, we note the standardized measure you present on page F-64 as of December 31, 2009 includes foreign income tax expense. Please clarify for us why these two presentations differ. As part of your response, please tell us the jurisdictions included in the foreign income taxes included in your standardized measure on page F-64.

  We have revised the disclosure concerning the Company's standardized measure in response to this comment. See page 103.

  The only jurisdiction where the Company is subject to foreign income taxes which are included in the Company's standardized measure is Ghana, currently the Company's sole country of production. We have revised the disclosure to note this jurisdiction in response to this comment. See page 103.

22.
We note that part of your operations are conducted offshore the Republic of Ghana. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or one of your rigs is involved in an explosion or similar event at any offshore locations. For example, and without limitation, please address the following:

•
Describe the allocation of risk in your drilling contracts, addressing in particular any indemnification provisions relating to liability for pollution, environmental damages, etc. Your response should address individual contracts, to the extent material and meaningful under the circumstances.

  •
  Describe the risks for which you are insured for your offshore rigs.

  •
  Disclose the applicable deductibles and policy limits related to your insurance coverage.

  •
  Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

  We have revised the disclosure in response to this comment. See pages 116 and 117.

23.
In this regard, we note your disclosure at page 117 regarding your preparedness for an oil spill emergency. Please discuss in greater detail the resources you have allocated to address any environmental harm, including the amount of money you are prepared to spend on such efforts, how the money would be spent, the number of employees that would be involved, and any equipment that you own.

  We have revised the disclosure in response to this comment. See page 117.

Internal Control Over Reserves Estimation Process, page 107

24.
Indicate the qualifications of your Senior Vice-President, Production and Operations. See Item 1202(a)(7) of Regulation S-K.

  We have revised the disclosure in response to this comment. See pages 105 and 106.

Financial Statements for Fiscal Quarter Ended September 30, 2010

Consolidated Statements of Cash Flows, page F-5

25.
We note you conduct the majority of your operations outside of the United States, and your financial statements are presented in US Dollars. Please tell us how you considered the requirement to separately disclose the effect of exchange rate changes on cash balances held in foreign currencies as described in ASC 830-230-45-1. Similar concerns apply to your annual financial statements.

  The Company conducts substantially all of its operations in US dollars. The Company's cash balances held in foreign currencies are de minimis, and therefore we believe the effect of exchange rate changes, as described in ASC 830-230-45-1, to be immaterial to each reporting period included in the Registration Statement. Accordingly, we respectfully submit that the Company is not required to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during each reporting period in the consolidated statement of cash flows included in the Registration Statement. However, in response to this comment, we have revised the discussion in the accounting policies section of the notes to consolidated financial statements to include: "Cash balances held in foreign currencies are de minimis, and as such, the effect of exchange rate changes is not material to any reporting period." See page F-13.

Notes to Consolidated Financial Statements, page F-6

Note 2 Accounting Policies, page F-6

Asset Retirement Obligations, page F-8

26.
We note your disclosure that as a result of commencing production on November 28, 2010, you will be required to record an asset retirement obligation during the quarter ended December 31,

  2010. Please clarify for us in further detail why your disclosure appears to imply you do not incur any asset retirement obligations until production commences.

  We note that the Company's accounting policy follows the guidance in ASC 410, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The assets subject to this comment are located in deepwater offshore Ghana. The Ghanaian legal and regulatory regime regarding oil field abandonment and other environmental matters is evolving. Currently, no Ghana environmental regulations expressly require that companies abandon or remove offshore assets although under international industry standards the Company would do so. The Petroleum Law provides for restoration which includes removal of property and abandonment of wells, but further states that the manner of such removal and abandonment will be as provided in the Regulations under the Petroleum Law; however, such Regulations have not been promulgated. While the Ghanaian legal and regulatory regime does not fully address the issue of abandonment, it has been the Company's practice in Ghana to plug its wells once drilling operations have ceased, to enable connection of such wells to the production facilities at a later date. Since these wells are plugged and temporarily abandoned after the cessation of drilling activities, the Company's believes that it has complied with its abandonment obligations as such exist under Ghana law and relevant agreements if these wells were never produced. However, once the Company unplugs and completes the wells to connect them to its production facilities, then at that time it recognizes that it has future abandonment obligations. As FPSO and production facilities were not installed or commissioned to commence producing the Company's wells until the quarter ended December 31, 2010, and the wells remained plugged until that time, the Company did not recognize an asset retirement liability until that quarter. As of December 31, 2010, the Company has accrued approximately $16.8 million which is the present value of its estimated liability for asset retirement obligations.

Note 4 Notes Receivable and Long-Term Note Receivable, page F-13

27.
We note you participated in financing the construction of the FPSO you currently use in the Jubilee unit, and you later entered into an advance payment arrangement related to the construction, installation, lease, operations, and maintenance of the FPSO. Please explain to us the following:

•
Describe to us in more detail the significant terms of the advance payments arrangement. Your response should separately describe the terms related to the construction, installation, lease, operations, and maintenance of the FPSO; and

•
Provide to us your accounting analysis of your participation in the construction of the FPSO as well as your current accounting treatment of the notes receivable and the installation, lease, operations and maintenance of the facility. As part of your response, please address any accounting literature you considered but rejected as well as the authoritative accounting literature on which you ultimately relied.

  Tullow Ghana Ltd., an affiliate of Tullow Group plc, an international oil and gas company based in the U.K. ("Tullow"), is the unit operator of the Jubilee Unit and as the unit operator enters into the various agreements for services, supplies and equipment used in the Jubilee Unit development, prodution and operations. Tullow, as unit operator, seeks reimbursement for such development and operating expenses and other Jubilee Unit project costs from the non-operator Jubilee Unit working interest owners through a joint interest billing process as customary in the oil and gas industry and as outlined in the UUOA.

  The IPT selected many of the third party contractors and service suppliers to the Jubilee Unit used in implementation of the Jubilee Unit Phase 1 PoD, and Tullow, as unit operator, entered into the contracts with such third parties. Contracts exceeding certain values would be approved by the unit operating committee representing all Jubilee Unit owners. The IPT selected and led negotiation of the Agreement for the Construction, Installation, Lease Operations, and Maintenance of the Floating, Production, Storage, and Offloading (FPSO) Facility (the "APA", as defined below) with MODEC,  Inc. ("MODEC"). The Company is not a party to that contract, as further detailed in our response to comment 31 below. MODEC will spend approximately $850 million in refurbishing, constructing, installing and commissioning the FPSO. MODEC used approximately $400 million in short term debt financing to begin construction of the FPSO and planned to replace that financing with a package of long term debt and equity for the full approximately $850 million. However, as a result of the credit markets collapse in late 2008 and 2009, MODEC sought additional short term financing from Tullow to continue the refurbishment and construction while MODEC simultaneously sought permanent financing from a bank syndicate that included the International Finance Corporation ("IFC").

  The Company, along with Tullow and Anadarko, agreed to provide funding to MODEC through Tullow as unit operator, in a series of loans in late 2009 and early 2010; with each of the three parties providing its proportionate share. Eventually, these loans were consolidated into the Advance Payments Agreement, which Tullow, as unit operator, signed on May 7, 2010. Parties to this agreement are Jubilee Ghana MV21 B.V., MODEC, Tullow Ghana Limited and Tullow Group Services Limited ("APA"). Kosmos is not a party to this agreement. The significant terms of the APA are as follows:

  •
  provides a cap for the amount of financing to be provided from Tullow to MODEC at approximately $466.3 million;

  •
  requires all amounts due under the APA to be paid to Tullow at the earlier of the date of first drawdown by MODEC under the long term debt and equity financing to be provided by the IFC and others, or September 15, 2011;

  •
  allows for Tullow's purchase of the FPSO at a discount to the lease agreement valuation if MODEC is unable to close on the long term financing by July 15, 2010 (extended on a month-to-month basis until mid-2011) or is unable to draw funds under this facility by September 15, 2011; and

  •
  allows for the extension of the dates noted above at the discretion of Tullow.

  The Company paid its share of the funds advanced to MODEC by Tullow through the joint interest billing process and under the separate loan participation agreements among the Company, Tullow and Anadarko, all now superseded by the APA. Tullow is required, based on the terms of the joint operating agreement for the Jubilee Unit, to reimburse us the amounts MODEC reimburses to Tullow within ten business days of repayment by MODEC. Tullow, under the lease agreement with MODEC and under certain circumstances under the APA, has the right to purchase the FPSO. The Company has a separate letter agreement with Tullow and Anadarko that provides Kosmos the option to require Tullow and Anadarko to lease the FPSO to the Jubilee Unit partners subject to certain conditions.

  Our accounting analysis of the APA notes that the parties are Tullow and Jubilee Ghana MV21 B.V. The APA specifically states that Jubilee Ghana MV21 B.V. will only look to Tullow for performance under the APA and has no recourse against the other Jubilee Unit partners. The Company is billed for its share of charges under the joint operating agreements governing for the WCTP and DT Blocks through monthly joint interest billing statements from Tullow. As Kosmos is not a party to the APA, and no other agreement binds them with Jubilee Ghana MV21 B.V., the Company has determined that no consideration of the accounting for the lease as a capital or operating lease is necessary; but that any charges made to Kosmos from Tullow based on Kosmos'

  proportionate share of costs will be treated as part of Kosmos normal lease operating expenses. Additionally, under the joint operating agreements, we are only responsible for a pro-rata portion of payments for use of the facilities which do not have physically distinguishable sections. As such we concluded this would not be a lease under ASC 840. The Company recorded the advances to Tullow as notes receivable and classified them on the balance sheet according to when the Company expected repayment to occur. Additionally, the Company has classified the activity on the statement of cash flows as an investing activity pursuant to ASC 230—Statement of Cash Flows.

Note 12 Convertible Preferred Units, page F-24

28.
We note from your disclosure that certain amounts will be recorded once the qualifying events are probable of occurring. These events include a 'redemption event' related to the discount recorded for the Series C units, and a 'Qualified Public Offering' related to the accumulated preferred return on the convertible preferred units. Please tell us and revise your disclosure to explain if these qualifying events are considered probable of occurring and recorded within your financial statements, as of and for the year ended December 31, 2010. If not, please explain why.

  Pursuant to applicable U.S. GAAP, accretion of the Convertible Preferred Units to redemption value is required once a redemption event is deemed probable of occurring. The accumulated preferred return on the Convertible Preferred Units and the discount on the Series C Units has been recorded as of December 31, 2010, the date at which a determination was made that it was probable that an exchange of securities for common shares would occur. We have revised the disclosure in response to this comment. See pages 136, F-27 and F-28.

Note 20 Subsequent Events, page F-30

Income Taxes, page F-31

29.
We note your disclosure that the Kosmos Ghana valuation allowance, reducing the deferred tax asset to zero, was removed in December 2010. In light of your recent financial results, please tell us how you considered the guidance provided in ASC 740-10-30-21 through 24. Please clarify in sufficient detail why you expect your future results will generate taxable earnings given your previous operating results. In this regard, please provide an analysis to support your assertion that your evidence of future taxable income outweighs the negative evidence created by your cumulative losses in recent years.

  Kosmos Ghana had maintained a full valuation allowance against its deferred tax asset up through September 30, 2010 due to the following negative evidence that existed at the time:

  •
  Cumulative losses generated since inception; and

  •
  Uncertainty related to the timing of the extraction of oil reserves within the Jubilee Field due to the complexities associated with deepwater offshore drilling and production.

  However, due to a change in facts and circumstances during the quarterly period ending December 31, 2010, the Company felt that a sufficient amount of positive evidence existed to overcome previously considered negative evidence and concluded that Kosmos Ghana was more likely than not to be able to realize its gross deferred tax asset. This positive evidence included the following:

  •
  The existence of significant net proved developed reserves in Ghana that has an immediate market value and will translate into significant book and taxable income.

  •
  The ability to extract the proven oil reserves and bring them to market. This was evidenced by the completion of the Jubilee Field subsea installation and development and first oil production commencing on November 28, 2010. It was only after this date that the Company could be confident that the oil reserves could be extracted, stored, and taken to market.

  •
  The existence of sufficient future sources of taxable income, as outlined in ASC 740-10-30-18, to realize the gross deferred tax assets. At December 31, 2010 the gross deferred tax assets are approximately $151.2 million and the deferred tax liabilities are approximately $73.8 million. The gross deferred tax assets are projected to reverse over the next four years which will create additional tax deductions. These additional tax deductions over the next four years will first be offset by the projected reversal of the deferred tax liabilities, which is scheduled to turn over the same time period. Any remaining tax deductions not offset by the reversing deferred tax liabilities will be offset by future projected taxable income, exclusive of the reversing deferred tax assets and liabilities. As noted above and in the Registration Statement, Kosmos Ghana has significant proved developed oil reserves in the Jubilee Field. The forecasted revenue, based on Brent Crude Forward Strip pricing, to be generated from this field is projected to provide more than enough taxable income to realize the gross deferred tax asset.

  •
  The majority of the deferred tax asset at December 31, 2010 is made up of a net operating loss carryforward which has no expiration under Ghana tax law. The Company estimates enough taxable income will be generated by 2012 to utilize all of the net operating loss by 2012; however, having an unlimited carryforward on the net operating loss provides some timing flexibility on the utilization of this asset.

  After weighing all of the available evidence outlined above, the Company feels confident that it is more likely than not that all of the gross deferred tax assets related to the Ghana assets as of December 31, 2010 will be realized in the future.

Financial Statements for Fiscal Year Ended December 31, 2009

Consolidated Statements of Unit Holdings Equity, page F-36

30.
Please revise to provide this statement from inception, in accordance with ASC 915-215-45-1.

  In accordance with ASC 915-215-45-1, we have revised the Consolidated Statements of Unit Holdings Equity to include Period April 23, 2003 (Inception) Through December 31, 2010. See page F-5.

Exhibits

31.
Please file all omitted exhibits, including all opinions of counsel, as soon as practicable. You will need to allow yourself sufficient time to respond to any resulting staff comments. In addition, please file the lock-up agreements that you reference in your filing, and please confirm that you have filed, or at least initially included in your exhibit index, all material contracts. For instance, we note the following contracts which appear to be missing from the exhibit index: the Advance Payments Agreement and the letter agreement with certain of your Jubilee Unit partners (referenced at page 67); the rig and services sharing agreement between Kosmos Ghana and Tullow Ghana Limited (page 113); the agreement with an oil marketing agent to market your share of the Jubilee oil on the international spot market (page 115); and the shareholders agreement (page 125).

  We have filed additional exhibits 10.1–10.6, 10.7–10.20, 10.25, 21.1, 99.1, 99.2 and 99.9 in response to this comment. The form of lock-up agreements referenced in the Registration Statement will be filed as an exhibit to the form of underwriting exhibit to be filed as Exhibit 1.1 to a future amendment to the Registration Statement. The letter agreement with certain of the Company's Jubilee Unit partners and the shareholder agreement will be filed with a future amendment to the Registration Statement. These and the remaining exhibits will be filed shortly in order to allow sufficient time prior to the date of effectiveness of the Registration Statement for you to review these documents.

  With regard to the other contracts mentioned in your comments, we respectfully submit as follows:

  •
  Advance Payments Agreement.  The Company is not a signatory to this agreement nor is it an express third party beneficiary to this agreement. The signatories to the Advance Payment Agreement are Jubilee Ghana MV21 B.V. (the special purpose vehicle wholly-owned and established by MODEC, Inc. in connection with the construction of the FPSO), MODEC, Inc., Tullow Ghana Limited and Tullow Group Services Limited. We have revised the disclosure to clarify this. See page 63. Accordingly, pursuant to Item 601(b)(10)(i) of Regulation S-K, we do not believe such agreement is required to be filed as a material contract.

  •
  Rig and Services Sharing Agreement.  As stated in the disclosure, this agreement provided Tullow with use of the Atwood Hunter drilling rig for a portion of the time allocated for the Company's use under the terms of the offshore drilling rig contract the Company has entered with Atwood Oceanics, Inc. and Noble Energy EG Ltd., an affiliate of Noble Energy. Tullow's contracted time for the use of the Atwood Hunter drilling rig under the rig and services sharing agreement expired on February 4, 2010 and as a result the Company does not believe this agreement is material to its business. Accordingly, pursuant to Item 601(b)(10)(i) of Regulation S-K, we do not believe such agreement is required to be filed as a material contract.

  •
  Oil Marketing Agreement.  This agreement provides a framework as to how the crude oil produced from the Jubilee Field and net to the Company will be marketed by an agent. It does not provide for any fixed price or delivery commitments and the Company believes the services provided to it under the terms of this agreement could be replicated without materially affecting the Company's business, if circumstances should require. In addition, as an international exploration and production company, the Company believes this agreement was entered in the ordinary course of business. Accordingly, pursuant to Item 601(b)(10)(i) and (ii) of Regulation S-K, we do not believe such agreement is required to be filed as a material contract.

  We confirm that we have referenced all material contracts in the exhibit list to the Registration Statement.

Exhibit 23.2

32.
We note the consent of your independent petroleum engineer is dated January 13, 2001. Please revise the consent to provide an appropriate date.

  We have updated the consent of the Company's independent petroleum engineer in connection with the filing of Amendment No. 1 to our Registration Statement on the date hereof. Such updated consent contains a corrected date in response to this comment. See Exhibit 23.2.

Engineering Comments

General

33.
While we note that you include a glossary on page 59, nonetheless your filing still contains a significant amount of technical terms and jargon which the average investor is not familiar. Revise your filing to replace such terms with more commonly understood terms or add those terms to the glossary. Examples of such terms are: structural-stratigraphic traps, Tertiary hydrocarbon plays, Fan petroleum systems, stratigraphic play, West African Transform margin, submarine fan and channel system, paleo-Volta River system, updip pinch out, Albian aged faulted terraces, barrels of oil-equivalent per acre-foot, Tertiary sequence, transform faults, four-way and three-way structural closures, anticlinal dip closures, footwall closures, hanging wail closures, turbidite section, sheet depositional system, four-way dip and three-way fault traps, charge fairway, plunging nose, anticlinal traps, well imaged Turonian and Campanian fans, gravity driven deepwater turbidite fan lobes and channel deposits, interference tests, Turonian turbidite sequence, stacked turbidite clastics, strong amplitude support, marine argillaceous sediments, large amplitude anomaly, facies, channel belts, high energy deposition, downthrown fault closures, stratigraphic trap element, upper slope stratigraphic closures, AVO signature, Tertiary aged depocenter, turbidite reservoir sequences, structurally trapped thrust anticline, thrust sheet, three-way listic roll-over, extensional fault, fault bounded extensional structure, and compressional anticline among others.

  We have revised the disclosure in response to this comment. See "Glossary of Selected Oil and Natural Gas Terms" beginning on page 160.

Overview, page 1

34.
Please clarify by further explanation what you mean here and on page 84 by a "de-risked" exploration prospect and why you believe it is "de-risked."

  We have revised the disclosure in response to this comment. See pages 4 and 80.

35.
Please revise your document here and on page 84 to include your net share of the gross 120,000 barrels of oil per day design capacity of the Jubilee field.

  We have revised the disclosure in response to this comment. See pages 1, 63 and 80.

Our History, page 3

36.
You state that you "spent approximately $630 million developing Jubilee Phase I and de-risking these assets." Please explain how you "de-risked" these assets.

  We have revised the disclosure in response to this comment. See page 4.

Jubilee Phase I Reserve and Development Information, page 8

37.
Please explain to us what you mean when you state in footnote (6) you are the Technical Operator of the Jubilee field.

  We note that in footnote (3) to the table on page 2 of the prospectus we state that "[t]he Technical Operator plans and executes the development of the unit whereas the Unit Operator manages the day-to-day production operations of the unit." Furthermore, both here and in footnote (6) to the table on page 9 of the prospectus we provide a cross-reference to a more detailed discussion regarding the role of both Technical Operator and Unit Operator of the Jubilee Unit on page 111.

Risk Factors, page 19

We are not, and may not be in the future, the operator on all of our license areas, page 23

38.
Please expand your disclosure to explain that even if you are the operator of a license area, unless you have a majority of the ownership interest you may not be able to control the timing of exploration or development activities or the amount of capital expenditures.

  We have revised the disclosure in response to this comment. See page 20.

Our estimate of proved reserves are based on many assumptions..., page 24

39.
You indicate that the "extent, quality and reliability of this data can vary." To be classified as proved reserves, their recovery must be reasonably certain. Proved reserves cannot be based on poor data. If you do not have enough data to provide a reliable estimate you do not have proved reserves and if the data is not of high enough quality to give a reliable estimate you do not have proved reserves. In these cases you may not be able to declare proved reserves until you obtain additional data that is of higher quality or more reliable; or in some cases until the reserves have been put on production and determined to be economic. Therefore, please revise your document to remove the implication that the extent, quality and reliability of the engineering and geological data can vary causing the proved reserve estimate to be materially wrong, as you should not be using this type of data to determine proved reserves in the first place.

  We have revised the disclosure in response to this comment. See page 21.

Our business plan requires substantial additional capital, page 25

40.
Please expand your disclosure to state that if you choose to farm-out interests in your licenses, you will also lose some ownership interest, as well as operating control and influence over such license areas.

  We have revised the disclosure in response to this comment. See page 23.

Our operations could be adversely affected by our block partner, whose affiliate is involved in the Macondo Gulf of Mexico oil spill, page 38

41.
Please expand your disclosure to include this block partner's working interest in the WCTP and DT blocks, including the Jubilee Unit or provide a cross-reference if it can be found in another part of the document.

  We have revised the disclosure in response to this comment. See page 35.

Estimates of Proved oil and Natural Gas Reserves, page 71

42.
Please refer to the previous comment about the accuracy of the reserve estimate being based on the quality and quantity of available engineering and geological data.

  We have revised the disclosure in response to this comment. See page 67.

Oil and Gas Industry, page 78

43.
As you, the Registrant, are responsible for everything you put in your filing, please remove from here and on pages 80, 82 and 92 the language which states the reader should not put undue reliance on any of your measures.

  We have revised the disclosure in response to this comment. See pages 17, 74, 76, 78 and 91.

44.
Please remove the reserve estimate in the Douala Basin of 524 million barrels as the SEC does not have a definition of recoverable oil reserves and these are not net to Kosmos Energy. Please explain here and where you refer to it in other parts of the document what you mean by "hydrocarbon yield."

  We have revised the disclosure to delete the reference to recoverable oil reserves of 525 Mmbbl in response to this comment. See page 76.

  We have added disclosure concerning the term "hydrocarbon yield" and a cross-reference to the "Glossary of Selected Oil and Natural Gas Terms" section of the prospectus into the body of the prospectus in response to this comment. See page 76. Furthermore, we have expanded our definition of "hydrocarbon yield" in the "Glossary of Selected Oil and Natural Gas Terms" section of the prospectus in response to this comment. See page 164.

45.
Please remove the reference to Cameroon's 1.8 billion barrels of commercial reserves as the SEC has no definition of commercial reserves; we do not know under what rules these reserves were determined; and these are not reserves that are net to Kosmos Energy.

  We have revised the disclosure to delete the reference to commercial reserves of 1.8 Bboe in response to this comment. See page 76.

Exploration History, page 81

46.
Please remove the reference to 800 million barrels of reserves as these are not reserves that are net to Kosmos Energy.

  We have revised the disclosure to delete the reference to reserves of 800 Mmboe in response to this comment. See page 77.

Business, page 84

47.
We note that you commenced production in the fourth quarter of 2010. In your amendment, provide the disclosure required by Item 1204 of Regulation S-K.

  We respectfully note that Item 1204 of Regulation S-K only requires production for a registrant's last three fiscal years "by final product sold." While the Company commenced production on November 28, 2010, it did not sell any volumes until early 2011. We have therefore revised the disclosure to provide for net production volume held for sale for the period from November 28, 2010 to December 31, 2010 in response to this comment. See page 106.

Well Defined Growth Plan, page 84

48.
You indicate that a phased drilling plan can enable you to reach first oil production at an earlier date than conventional development methods. However, it is not clear to us how this can necessarily allow you to complete the entire development on a faster timeline as you claim. Please explain that to us. Please also tell us when Phase II of the Jubilee field is scheduled to begin and when it is scheduled to be completed and if that will complete the development of the Jubilee field.

  We have revised the disclosure in response to this comment. See page 83, 84 and 92.

Focus on Rapidly developing our discoveries to initial production, page 87

49.
Please provide the evidence that developing your offshore properties in a phased development strategy maximizes net asset value as you state.

  We have revised the disclosure regarding our phased development strategy in response to Comments 20 and 48. As stated therein, the Company believes its phased development strategy maximizes net asset value in two ways. Firstly, receiving dynamic information earlier in the full field development planning cycle provides a better understanding of the reservoir architecture, thereby resulting in more optimal placement of development wells in subsequent phases. Secondly, a portion of the production is achieved earlier in time, consequently achieving earlier cash flow. Earlier cash flows maximize the Company's net asset value by reducing the effects of time value discounting.

Geology, page 92

50.
Please clarify what you mean by "good porosity and permeability."

  We have revised the disclosure in response to this comment. See pages 91 and 165.

Our Reserves, page 104

51.
We note that your proved reserves increased from the end of 2009 to June 30, 2010 by approximately 7% due to the addition of 23 BCF of proved natural gas reserves. Please tell us the market in which the natural gas is being sold into and disclose any material sales contracts and delivery commitments you may now have. Please comply with paragraphs (a—d) of Item 1207, if applicable. Please tell us if your proved oil reserves include any NGLs and if so, how much.

  We have revised the disclosure on page 102 to clarify that the quantity of the Company's proved natural gas reserves included in the disclosure represent only the amount of fuel gas required to operate the FPSO used to recover oil.

  As disclosed in "Risk Factors—We may not be able to commercialize our interests in any natural gas produced from our license areas in West Africa" and "Risk Factors—Our inability to access appropriate equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets or delay our oil and natural gas production," the Company is not yet able to commercialize its interests in any natural gas produced from its Ghanaian assets. Accordingly, it does not have any delivery commitments for such natural gas and we do not believe that Item 1207 of Regulation S-K is applicable to any natural gas the Company currently produces.

  We advise that no NGLs have been included in the reserves volumes.

Independent petroleum engineers, page 105

52.
You indicate that your estimated reserves "are based on reports by NSAI." It is not clear whether NSAI estimated your reserves and you are reporting those quantities or whether the quantities you report have been changed from what you received from NSAI. Please revise your disclosure to clarify that information.

  We have revised the disclosure in response to this comment. See page 104.

53.
Also, while we understand that there are fundamentals of physics, mathematics and economics that are applied in estimation of reserves, we are not aware of an official industry compilation of "generally accepted petroleum engineering and evaluation principles." With a view towards possible disclosure, please explain the basis for concluding that such principles have been sufficiently established so as to judge that reserve information has been prepared in conformity with such principles.

  While the Society of Petroleum Engineers ("SPE") provides a framework to categorize resources and reserves according to technical and commercial maturity with the Petroleum Reserves Management System ("PRMS"), we accept that there is not an official compilation of geologic and/or engineering practices which formulaically and precisely spells out how to arrive at a reserves volume. Rather, industry accepted evaluation techniques are applied based on the information available to arrive at a resource volume that can then be categorized. We have accordingly revised the disclosure in response to this comment. See page 104.

Supplementary Oil and Gas Data, page F-60; Standardized Measure for Discounted Future Net Cash Flows, page F-64

54.
As your entire proved reserves are undeveloped as of December 31, 2009, please revise your document to provide separate line items for future development costs and future operating costs. Please see paragraph 235-50-31(b) of ASC (Topic 932). Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims:

  •
  "This 42-month timeline from discovery to first oil [from the Jubilee Field] is a record for a deepwater development at this water depth in West Africa." (Pages 3 and 4.)

  •
  "This development timeline from discovery to first oil is significantly less than the industry average of seven to ten years and is a record for a deepwater development at this water depth in West Africa." (Pages 7 and 87.)

  •
  "[The Jubilee Field] was one of the largest oil discoveries worldwide in 2007 and the largest find offshore West Africa in the last decade." (Pages 4, 79, and 84.)

  •
  "The compound annual growth rate of oil reserves from 1989 to 2009 in Africa was 1.4% and from 1999 to 2009 was 2.1%." (Page 75.)

  •
  "To date, the Turonian and Campanian reservoirs have proven to be of high quality with porosities in the 15% to 28% range and permeabilities typically in the 100 millidarcies to 2 darcies range." (Page 78.)

  •
  "...based on our drilling results to date, we estimate [that the reservoirs in the Jubilee Field] have a mean hydrocarbon yield of 225 barrels of oil-equivalent per acre-foot." (Page 79.)

  •
  "...we estimate the Tano Basin has a mean hydrocarbon yield of 180 barrels of oil equivalent per acre-foot." (Page 79.)

  •
  "The reservoirs [in the Rio del Ray Basin] consist of individual channels and sand bodies. Porosities are as high as 35%, averaging 15% to 25%. Permeability is exceptional, commonly in the 0.1 to 2 darcy range. Based on industry drilling results and production history, we estimate that reservoirs in this basin have an average hydrocarbon yield of 325 barrels of oil equivalent per acre-foot." (Page 80.)

  •
  "We estimate Jubilee Field Phase 1 daily gross production to reach the 120,000 bopd design capacity of the floating production, storage and offloading ('FPSO') facility used at the field, in mid 2011." (Pages 84 and 93.)

  •
  "At Triton, the team took the 50,000 bopd Ceiba Field offshore Equatorial Guinea from discovery to first oil in fourteen months." (Page 87.)

  Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

  We have revised the disclosure to provide separate line items for future development costs and future production costs as referenced in ASC 932-235-50-31(b) in response to this comment. See page F-41.

  We have provided, under separate cover, support for the above-mentioned claims made throughout the Registration Statement and information regarding whether such source material is publicly available or whether compensation has been paid in return for the receipt of such information.

Closing Comments

        We have enclosed a written statement from the Company acknowledging that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  ********

        To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr., Esq.
Richard D. Truesdell, Jr., Esq.
cc:
Brian F. Maxted
David J. Beveridge, Esq.